QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the three months ended October 31, 2004. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of December 28, 2004.

1.2 Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. Currently it does not have an active exploration project, but is actively searching for a new acquisition. Quartz continues to review mineral properties to determine whether there are any properties of merit which could be financed by the Company.

The Company’s objective is to acquire an exploration project with substantial upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to Company shareholders. High priority projects are evaluated in follow-up field inspections.

The Company has access to the full resources of Hunter Dickinson Inc., an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in United States dollars except common share information.

	As at	As at	As at
Balance Sheets	July 31, 2004	July 31, 2003	July 31, 2002
Current assets	$ 693,697	$ 499,094	$ 481,283
Mineral properties	–	21,001	1,271
Total assets	693,697	520,095	482,554

Current liabilities	22,849	28,542	83,193
Shareholders’ equity	670,848	491,553	399,361
Total liabilities	$ 693,697	$ 520,095	$ 482,554

Operations	Year ended	Year ended	Year ended
	July 31, 2004	July 31, 2003	July 31, 2002
Land maintenance fees	–	–	6,700
Legal, accounting and audit	16,637	7,550	5,769
Mineral property investigations	44,848	–	–
Office and administration	62,963	10,434	11,155
Regulatory, trust and filing	22,338	17,023	8,076
Subtotal	146,786	35,007	31,700
Write off of capital assets/mineral property	23,296	1,271	–
Foreign exchange loss (gain)	(22,225)	(40,487)	9,258
Gain on disposal of mineral property	–	–	(195,505)
Interest income	(11,605)	(11,762)	(2,354)
Other	–	–	(302,942)
Subtotal	136,252	(15,971)	(459,843)
Stock-based compensation	–	–	–
Loss (income) for the year	136,252	(15,971)	(459,843)

Basic and diluted loss (income) per share	0.01	0.00	(0.05)

Weighted average number of common shares	10,091,648	9,117,231	8,584,807
outstanding

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

Income for the period increased to $12,168 in the quarter ended October 31, 2004 from a loss of $52,080 in the quarter ended July 31, 2004 due to decreased mineral property investigation costs and greater foreign exchange gains in the current quarter. Income for the current quarter decreased from $19,340 in the quarter ended October 31, 2003 due to increased legal and accounting, increased mineral property investigation activities, offset by increased foreign exchange gains in the current quarter.

Administrative costs decreased to $43,939 in the quarter ended October 31, 2004 from $59,259 in the quarter ended July 31, 2004 due primarily to decreased mineral property investigation costs incurred during the current quarter and increased from $8,691 in the quarter ended October 31, 2003 due to greater activity in the Company overall.

Foreign exchange gain increased to $52,981 in the quarter ended October 31, 2004 from $4,532 in the quarter ended July 31, 2004 and decreased from $24,978 in the quarter ended October 31, 2003 due primarily to the strengthening of the Canadian dollar (in which most of the Company's cash and equivalents are held) against the United States dollar.

Interest income increased to $3,126 in the quarter ended October 31, 2004 from $2,647 in the quarter ended July 31, 2004 due to higher cash balances on hand.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31
	2004	2004	2004	2004	2003	2003	2003	2003
Current assets	721,880	693,697	744,722	444,042	544,139	499,094	474,466	458,781
Mineral properties	–	–	–	–	–	21,001	17,695	15,517
Total assets	721,880	693,697	744,722	444,042	544,139	520,095	492,161	474,298

Current liabilities	38,864	22,849	20,420	22,061	30,951	28,542	54,031	31,334
Shareholders’ equity	683,016	670,848	724,302	421,981	513,188	491,553	438,130	442,964
(deficiency)
Total liabilities and	721,880	693,697	744,722	444,042	544,139	520,095	492,161	474,447
shareholders’ equity

Working capital (deficit)	683,016	670,848	724,302	421,981	513,188	470,552	420,435	427,447

Expenses
Legal, accounting and audit	10,228	7,597	(3,044)	11,714	370	(343)	3,414	1,929
Mineral property investigations	21,120	42,101	–	1,945	802	–	–	–
Office and administration	11,672	8,445	6,879	41,402	6,237	2,321	139	4,054
Regulatory, trust and filing	919	1,116	5,237	14,703	1,282	1,492	4,371	8,341
Subtotal	43,939	59,259	9,072	69,764	8,691	3,470	7,924	14,324
Exploration	–	–	–	–	–	–	–	–
Subtotal	43,939	59,259	9,072	69,764	8,691	3,470	7,924	14,324
Write-off mineral property	–	–	–	23,296	–	1,271	–	–
Foreign exchange loss (gain)	(52,981)	(4,532)	6,205	1,080	(24,978)	(29,890)	607	(6,045)
Interest income	(3,126)	(2,647)	(2,972)	(2,933)	(3,053)	(4,509)	(1,628)	(2,767)
Subtotal	(12,168)	52,080	12,305	91,207	(19,340)	(29,658)	6,903	5,512
Stock-based compensation	–	–	–	–	–	–	–	–
Loss (income) for the period	(12,168)	52,080	12,305	91,207	(19,340)	(29,658)	6,903	5,512

Basic and diluted loss (income)	(0.00)	0.00	0.00	0.01	(0.00)	(0.00)	0.00	0.00
per share

Weighted average number of
common shares outstanding
(thousands)	11,178	10,092	9,853	10,379	9,645	9,117	9,309	9,061

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

The Company currently has sufficient working capital to fund (i) administrative costs for the next twelve months, and (ii) mineral property investigations.

Additional working capital will be required to fund any significant acquisitions. The Company does not have the funding at this time to acquire a major acquisition, but has sufficient funding to look for a significant acquisition. Any new acquisition will need to rely on new financing such as the sale of common shares which will provide working capital.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the sale of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At October 31, 2004, the Company had working capital of approximately $683,000 which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

The Company had no commitments for capital expenditures as at October 31, 2004.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8 Off-Balance Sheet Arrangements

None.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company with certain directors in common with the Company and provides geological, technical, corporate development, administrative and other management services to, and incur third party costs on behalf of the Company. The Company reimburses HDI on a full cost-recovery basis.

Exploration advances to and from HDI have arisen in the normal course, due to in-progress and near-term planned exploration or project investigation work. There are no specific terms of repayment.

Costs for services rendered by HDI to the Company increased to $2,725 in the first quarter of fiscal 2005, as compared to $2,470 in the last quarter of fiscal 2004 and $5,602 in the comparable quarter of fiscal 2004.

Euro-American Capital Corporation (“Euro-American”) is a private company controlled by a director of the Company that provides management services to the Company based on the fair market value of those services. During the period ended October 31, 2004, no fees were paid to Euro-American ($nil in the last quarter of fiscal 2004) as compared to $606 in the corresponding quarter of fiscal 2004.

During the period ended October 31, 2004, the Company paid no fees ($nil for fiscal 2004) to Gordon J. Fretwell Law Corporation, a private company controlled by a director of the Company.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

None.

1.14 Financial Instruments and Other Instruments

None.

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

          The required disclosure is presented in note 4 of the accompanying financial statements.

(b) expensed research and development costs;

          Not applicable.

(c) deferred development costs;

          Not applicable.

(d) general and administration expenses;

          The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

          None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at December 28, 2004, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to possible presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				11,889,426

Warrants	April 19, 2006	C$0.37	1,510,000	1,510,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, which address future property investigation, future production, reserve potential, exploration and exploitation activities and events or developments that the Company expects are forward-looking statements. Although the

QUARTZ MOUNTAIN RESOURCES LTD.
PERIOD ENDED OCTOBER 31, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, the availability of mineral properties for investigation, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.